                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

                             TENDER OFFER STATEMENT
          UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)
                           --------------------------
                          GIGA INFORMATION GROUP, INC.
                       (Name Of Subject Company (Issuer))
                           --------------------------
                            FORRESTER RESEARCH, INC.

                           WHITCOMB ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    37517M109
                      (CUSIP Number of Class of Securities)
                           --------------------------
                               Tim Moynihan, Esq.
                            Forrester Research, Inc.
                              400 Technology Square
                               Cambridge, MA 02139
                            Telephone: (617) 613-6000
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)
                           --------------------------
                                   COPIES TO:

                             Keith F. Higgins, Esq.
                               Ann L. Milner, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110
                            Telephone: (617) 951-7000


                            CALCULATION OF FILING FEE

    Transaction Valuation*                   Amount Of Filing Fee**
    ----------------------                   ----------------------
        $60,000,000                                 $5,520

* Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation is based on 14,064,000 shares of common stock of Giga Information Group, Inc. ("Giga") at a purchase price of $4.75 per share. Such number includes all outstanding shares as of January 20, 2003, and assumes the exercise of all in-the-money stock options and warrants to purchase common stock of Giga which are exercisable in connection with the transaction.

**    Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                              N/A
Form or Registration No.:                                            N/A
Filing Party:                                                        N/A
Date Filed:                                                          N/A

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.
      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on January 27, 2003 and amended on January 28, 2003 by Forrester Research, Inc., a Delaware corporation ("Parent"), and Whitcomb Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, $0.001 par value per share (the "Shares"), of Giga Information Group, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Preferred Stock, par value $0.001 per share, issued pursuant to the Rights Agreement dated as of February 18, 2000 between the Company and American Stock Transfer & Trust Co., at a purchase price of $4.75 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the related offer to purchase dated January 27, 2003 (the "Offer to Purchase"), and in the related letter of transmittal. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Schedule TO.

ITEMS 1 THROUGH 9, 11 AND 12

      Items 1 through 9, 11 and 12 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

      1. The first sentence of the paragraph under the caption "When and How Will I Be Paid For My Tendered Shares?" on page 3 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

            "Subject to the terms and conditions of the offer, we will pay for all shares validly tendered and not withdrawn promptly upon expiration of the offer."

      2. The first two sentences of the first paragraph in the section of the Offer to Purchase entitled "Acceptance for Payment and Payment" beginning on page 13 of the Offer to Purchase are hereby amended and restated to read in their entirety as follows:

            "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 of this Offer to Purchase promptly after the Expiration Date. The Purchaser, subject to the Merger Agreement, expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any required regulatory or governmental approvals, including, without limitation, pursuant to the HSR Act."

      3. The last paragraph in the section of the Offer to Purchase entitled "Certain Information Concerning the Company" beginning on page 16 of the Offer to Purchase is hereby amended by deleting this paragraph in its entirety.

      4. The first paragraph in the section of the Offer to Purchase entitled "Contacts and Transactions with the Company; Background of the Offer" beginning on page 18 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

            "During the summer of 2001, Robert K. Weiler, then President and Chief Executive Officer of the Company, and George F. Colony, Chairman of the Board and Chief Executive Officer of Parent, met for the purpose of generally discussing their respective businesses and matters relating to the industry in which their respective businesses operate. At this meeting, Mr. Colony asked Mr. Weiler what price it would take for a third party to buy the Company. Mr. Weiler indicated that a third party could acquire all the outstanding Common Stock of the Company for $9 per share. Mr. Colony responded that the proposed price was too expensive."

      5. Paragraph (c) in the section of the Offer to Purchase entitled "Certain Conditions of the Offer" beginning on page 32 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

            "(c) except as referred to in the Merger Agreement, since January 20, 2003 there shall have occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect;"

      6. The second to the last paragraph in the section of the Offer to Purchase entitled "Certain Conditions of the Offer" beginning on page 32 of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

            "which, in the sole and good faith judgment of the Purchaser or Parent, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment."


      7.    The section of the Offer to Purchase entitled "Certain Legal Matters
            - Antitrust - United States Antitrust Law" beginning on page 35 of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph as a new fourth paragraph:

            "On Wednesday, February 12, 2003, the Company was notified by the FTC of the early termination of the 15-day waiting period applicable to the Offer under the HSR Act. The termination of the waiting period was one of the conditions to the Offer, and such condition has now been satisfied."

      8. Item 12 of the Schedule TO is hereby amended and supplemented to add:

            "(a)(9) Press Release issued by the Company on February 12, 2003."

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WHITCOMB ACQUISITION CORP.

                                          By:  /s/ Tim Moynihan
                                               ------------------------------
                                               Name:   Tim Moynihan
                                               Title:  President

                                          FORRESTER RESEARCH, INC.

                                          By:  /s/ Warren Hadley
                                               ------------------------------
                                               Name:   Warren Hadley
                                               Title:  Chief Financial Officer

Dated:  February 12, 2003

                                  Exhibit Index

Exhibit
Number       Document
*(a)(1)      Offer to Purchase dated January 27, 2003.

*(a)(2)      Letter of Transmittal.

*(a)(3)      Notice of Guaranteed Delivery.

*(a)(4)      Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

*(a)(5)      Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other
             Nominees.

*(a)(6)      Guidelines for Certification of Taxpayer Identification Number on Substitute Form
             W-9.

*(a)(7) Joint Press Release issued by Parent and the Company on January 21, 2003 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 21,
             2003).

*(a)(8)      Summary Advertisement published January 27, 2003.

 (a)(9)      Press Release issued by the Company on February 12, 2003.

 (b)         None

*(d)(1)      Agreement and Plan of Merger dated as of January 20,
             2003 among Parent, the Purchaser and the Company
             (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 22, 2003).

*(d)(2)      Confidentiality Agreement dated January 15, 2003 between the Company and Parent.

*(d)(3)      Tender Agreement dated as of January 20, 2003 among Parent, the Purchaser and
             Gideon I. Gartner.

*(d)(4)      Tender Agreement dated as of January 20, 2003 among Parent, the Purchaser and W.R.
             Hambrecht + Co, Inc.

*(d)(5)      Tender Agreement dated as of January 20, 2003 among Parent, the Purchaser and W.R.
             Hambrecht + Co., LLC.

*(d)(6)      Letter Agreement dated as of January 20, 2003 among Park Avenue Equity Partners,
             L.P., Parent, the Purchaser and W.R. Hambrecht + Co., Inc.

 (g)         None

 (h)         None

----------
*Previously filed.